INDEPENDENT AUDITORS' REPORT

To MYWAY, INC
4407 Oak Valley Ct
Jacksonville, Florida 32258

We have audited the accompanying statement of financial position of MYWAY, INC AS OF July 13, 2018, and the related activities and change in functional expenses, and cash flows from inception to end date above. This financial statement is the responsibility of MYWAY, INC management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of MYWAY, INC as of July 13, 2018, and its change in net assets and its cash flows for the date ended in conformity with accounting principles generally accepted in the United States of America.

July 13, 2018



David Jones

D Jones Professional Services, LLC
2594 Blanding Blvd
Middleburg, Florida 32068
(904) 406-9364 Fax (800) 401-5985

Member of Universal Accounting
Member of California Tax Education Council (CTEC)